

May 6, 2013

<u>Via E-mail</u>
Ernst J. Teunissen
Chief Financial Officer
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

      Re: **Vistaprint N.V.**
               Form 10-K for the fiscal year ended June 30, 2012
               Filed August 15, 2012
               Form 10-Q for the quarter ended September 30, 2012
               Filed on October 26, 2012
               File No. 000-51539

Dear Mr. Teunissen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>
<u>Liquidity and Capital Resources, page 43</u>

1. We note your disclosure on page 72 that income taxes were not provided on undistributed earnings from certain subsidiaries as those earnings are considered to be permanently reinvested in accordance with accounting guidance. In this regard, please revise your

liquidity section of MD&A to disclose a statement that you would need to accrue and pay taxes if repatriated; and a statement that you do not intend to repatriate the funds. Also, please revise Note 11 to disclose the cumulative amount of earnings of foreign subsidiaries in which income taxes have not been provided because they are considered to be permanently reinvested pursuant to ASC 740-30-50.

Financial Statements, page 48

Notes to Consolidated Financial Statements, page 56

3. Fair Value Measurements, page 61

2. Please revise the disclosure on page 63 to include the level under the fair value hierarchy that was used to determine the fair value of your debt at June 30, 2012. Refer to the guidance outlined in ASC 820-10-50-2E.

4. Property, Plant and Equipment, page 63

3. We note from your disclosure on page 29 you own a 12 acre site in Montego Bay, Jamaica which you are currently constructing a new 92,000 square foot building for a customer service, sales and design support center, and construction in progress as of June 30, 2012 was approximately $33 million. In this regard, please disclose the amount of interest expense capitalized, if any, during the period pursuant to ASC 835-20-50.

9. Shareholders' Equity, page 68
Share-based awards, page 68
Share Options, page 69

4. Reference is made to table reflecting the summary of share option activity for the year ended June 30, 2012. We note the amounts presented as the "Aggregate Intrinsic Value" for outstanding, vested, and exercisable share options are identical at the end of the period; however, the number of options and weighted average exercises prices vary for each caption. Please advise and revise the amounts, accordingly.

11. Income Taxes, page 71

5. Reference is made to the line item "IP installment obligation" in the table on page 72. We note from your disclosure that this deferred tax liability resulted from the gain recognized on an intra-entity transfer of Webs' intellectual property; however, it is unclear why this transaction resulted in gain recognition when the nature of the transaction was an intra-entity transfer. Please clarify for us and explain why you believe it is appropriate for the related tax expense incurred from the recognition of the gain to be deferred and amortized over a weighted average period of 13 years. As part of your response, please tell us how the gain is being recorded within the financial statements.

Furthermore, we note from your disclosure that the subsidiary elected to purchase the Webs Intellectual Property using an installment obligation that results in the tax being paid over a 7 years and 6 months term. In this regard, please explain the significance of the 7 years and 6 months term over which the tax is being paid (i.e. same period as installment obligation is being repaid) and cite any technical authoritative guidance used in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

Form 10-Q for the quarter ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 19
Cost of Revenue, page 21

6. We note that you recognized a non-cash gain within costs of revenues related to a free piece of equipment during the quarter ended September 30, 2012. Please tell us the nature of the transaction that resulted in the receipt of equipment for free, how the gain was determined, and why classification of the gain in cost of revenues was appropriate. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief